SECURITIES AND EXCHANGE COMMISSION WASHINGTION, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
Commission File No. 000-30326
|X|   Form 10-K    |  |   Form 20-F    |  |   Form 11-K    |  |   Form 10-Q    |  |   Form N-SAR

For the period ended: January 31, 2001

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form N-SAR

For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Vsource, Inc. 5740 Ralston Street, Suite 110 Ventura, California 93003

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The registrant closed a merger near the end of the fiscal year and it was necessary to obtain a third-party valuation subsequent to year-end. The Company has received resignations from the chief executive officer, the chief operating officer, and has laid off approximately 60% of its workforce and closed a major location in the state of Washington. There has also been a change in the board of directors, including resignations of two directors, (one, the chief executive officer), and the election of two new directors. These changes have resulted in unforeseen and unavoidable delays in the preparation and filing of registrant's annual report on Form 10-KSB for the fiscal year ended January 31, 2001, but not beyond the fifteen day period of relief set forth in Rule 12b-25.

(Attach extra sheets if needed.)

Part IV-Other Information
   (1)    Name and telephone number of person to contact in regard to this notification:

Sandford T. Waddell	(805)	677-6720

(Name)	(Area Code)	(Telephone Number)

   (2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

   (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates the following changes in results of operations compared to the fiscal year ended January 31, 2000:

	DRAFT Vsource and subsidiaries Fiscal year ended January 31
	2001	2000

Revenue	$35,000	$3,500

Net income (loss)	$(27,598,761)	$(5,523,294)

Net income (loss) available to
Common stockholders	$(41,097,938)	$(5,523,294)

Net income (loss) per common share	$(2.57)	$(0.40)

      The Company ceased its sales of software version of its Virtual Source Network (VSN) product in early fiscal 1999. Revenues recorded in fiscal 2000 were final deferred revenues from earlier product licenses. Revenues for product implementation of the new Internet version of VSN were recorded in fiscal 2001.

      Increase in net loss for 2001 reflects increased Research and Development expense, increased General and Administrative expense, including advertising and marketing, and a substantial increase in stock-based compensation for services.

      Increase in net loss per share reflects an increase in average number of common shares outstanding from 13,931,634 to 16,020,510.

Vsource, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 01, 2001	By:	/s/ Sandford T. Waddell Sandford T. Waddell Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the regisrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other thatn an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).